Exhibit 3.2

PROLOGIS

Articles Supplementary Reclassifying
and Designating Series A Junior Participating Preferred Shares of Beneficial Interest,
Series D Cumulative Redeemable Preferred Shares of Beneficial Interest,
and Shares of Beneficial Interest Without Designation
as Common Shares of Beneficial Interest

     ProLogis, a Maryland real estate investment trust (the “Trust”), hereby certifies to the State Department of Assessments and Taxation of Maryland pursuant to section 8-203(b) of the Corporations and Associations Article of the Annotated Code of Maryland that:

     FIRST: Pursuant to the authority granted and vested in the Board of Trustees of the Trust (the “Board of Trustees”) by Article II, Section 1 of the Declaration of Trust of the Trust (the “Declaration of Trust”), the Board of Trustees has reclassified 2,750,000 unissued Series A Junior Participating Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust as Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”).

     SECOND: Pursuant to the authority granted and vested in the Board of Trustees by Article II, Section 1 of the Declaration of Trust, the Board of Trustees has reclassified 1,500,000 unissued Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust as Common Shares.

     THIRD: Pursuant to the authority granted and vested in the Board of Trustees by Article II, Section 1 of the Declaration of Trust, the Board of Trustees has reclassified 25,450,000 unissued Shares of Beneficial Interest, par value $0.01 per share, of the Trust without designation as Common Shares.

     FOURTH: The shares reclassified as Common Shares have been reclassified by the Board of Trustees under the authority contained in Article II, Section 1 of the Declaration of Trust and shall have the terms and conditions of Common Shares of the Trust, par value $0.01 per share, as set forth in Article II of the Declaration of Trust and in any other provisions of the Declaration of Trust relating to Common Shares of the Trust generally.

     FIFTH: These Articles Supplementary have been approved by the Board of Trustees in the manner and by the vote required by law.

     SIXTH: The undersigned each acknowledges these Articles Supplementary to be the trust act of the Trust and further, as to all matters or facts required to be verified under oath, each of the undersigned acknowledges that to the best of his or her knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

     IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its First Vice President and attested to by its Assistant Secretary on this 12th day of July, 2005.

PROLOGIS

By:	/s/ Stephen K. Schutte

Name:	Stephen K. Schutte
First Vice President

ATTEST:

/s/ Rondi Boroos

Name:	Rondi Boroos
Assistant Secretary